SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 07/15

Clarification about Inquiries CVM/Bovespa

                Curitiba, May 19, 2015. Companhia Paranaense de Energia – Copel, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELP) and Latibex (XCOP), hereby provides clarifications about the article published by Valor Econômico newspaper, on May 19, 2015, under the title “State of Paraná considers selling stakes held in Copel and Sanepar”, requested through Official Letter 1994/2015 – SAE, sent by BM&FBOVESPA – Securities, Commodities and Futures Exchange on May 19, 2015, which is transcribed below, followed by the Company's letter sent to BM&FBOVESPA with appropriate clarifications.

______________________________________________________________

“Official Letter 1994/2015 – SAE - Copel

May 19, 2015

1994/2015 – SAE

Companhia Paranaense de Energia – Copel

Mr. Luiz Eduardo da Veiga Sebastiani

Investor Relations Officer

Re: Request for clarification in relation to an article published by the press

Dear Sirs,

We request clarification, until May 20, 2015, about the content of the article published in May 19, 2015 edition of the newspaper Valor Econômico entitled “State of Paraná considers selling stakes held in Copel and Sanepar”, as well as any other relevant information.

The file to be sent should include a transcription of the request prior to the company’s reply.

This request falls within the scope of the Cooperation Agreement entered into between the CVM and the BM&FBOVESPA in December 13, 2011, and failure to comply with it may lead to a fine by the CVM’s Corporate Relations Department, pursuant to CVM Instruction 452/07.

Sincerely,

 Nelson Barroso Ortega

Corporate Oversight Department

 copies to:     CVM – Brazilian Securities and Exchange Commission

Mr. Fernando Soares Vieira - Corporate Relations Supervisor

Mr. Waldir de Jesus Nobre - Market and Broker Relations Supervisor

Notice to the Market – IR 07/15

RE-C/254/2015/DFI

Curitiba, May 19, 2015

Mr. Nelson Barroso Ortega

Corporate Oversight Department

BM&FBovespa

Praça Antonio Prado, 48 - 2º floor

01013-001  São Paulo - SP

OFFICIAL LETTER 1994/2015-SAE: CLARIFICATION IN RELATION TO AN ARTICLE PUBLISHED BY THE PRESS

Through Official Letter SAE 1994/2015 of May 19, 2015, you request us information about the content of the article published in the “Valor Econômico” newspaper, edition of May 19, 2015, entitled “State of Paraná considers selling stakes held in Copel and Sanepar”.

Copel clarifies that is not aware of any plan of the State of Paraná to partially or fully sell its controlling interest in the Company.

Additionally, Copel informs that Mr. Carlos Alberto Richa, Governor of the State of Paraná, representing the majority shareholder, declared, in official notice released today, that any initiative or plan to partially selling the controlling interest in this Company is discarded.

In the notice, the Governor affirms: "I did not authorize and I did not discuss this issue with anybody. I respect the personal opinion of Secretary of the Treasury of Paraná, but I disagree. I never discussed this issue with him. This is not what I think. My commitment with keeping the State in the controlling interest of Copel and Sanepar is intact.”

Currently, the State of Paraná owns 85,028,598 (eighty five million, twenty-eight thousand, five hundred ninety-eight) common shares, corresponding to 58.6% of common shares and 31.1% of the Company's total shares.

Still referring to the newspaper article, Copel informs that is not aware of any initiative to increase the distribution of dividends so far.

We remain at your disposal for any additional information you may require.

Curitiba, May 19, 2015.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 19, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.